Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Appendix 4E - Preliminary Final Report Year Ended 31 March 2024
Key Information	Year Ended 31 March
	FY 2024 US$M	FY 2023 US$M	Movement
Net Sales From Ordinary Activities	3,936.3	3,777.1	Up	4%
Profit From Ordinary Activities After Tax Attributable to Shareholders	510.2	512.0	Flat	—%
Net Profit Attributable to Shareholders	510.2	512.0	Flat	—%
Net Tangible Assets per Ordinary Share	US$3.50	US$2.85	Up	23%

Dividend Information
•On 8 November 2022, the Company announced the replacement of ordinary dividends with a share buyback program

Movements in Controlled Entities during the full year ended 31 March 2024
The following entity was dissolved: Fermacell UK (22 May 2023).

Associates and Joint Venture Entities
FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Results for the Fourth Quarter and Year Ended 31 March 2024

Contents

1.	Media Release
2.	Management Presentation
3.	Annual Report on Form 20-F
Audit
The results and information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors unless otherwise noted.

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2024 Annual Report which can be found on the company website at https://ir.jameshardie.com.au/financial-information/financial-results.